Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018

Q2 2019 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated July 30, 2019 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and six months ended June 30, 2019 and 2018. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2019 and 2018, the annual audited Consolidated Financial Statements for the years December 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A for the years ended December 31, 2018 and 2017.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2018. Additional information including this MD&A, Interim Financial Statements for the three and six months ended June 30, 2019, the audited Consolidated Financial Statements for the year ended December 31, 2018, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended June 30, 2019 and June 30, 2018 are abbreviated as Q2 2019 and Q2 2018, while the reporting period for the three months ended March 31, 2019 is abbreviated as Q1 2019. In addition, the reporting periods for the six months ended June 30, 2019 and June 30, 2018 are abbreviated as YTD 2019 and YTD 2018, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3
EXECUTIVE SUMMARY	3
FULL-YEAR 2019 GUIDANCE	7
LONGER-TERM OUTLOOK	9
EXTERNAL PERFORMANCE DRIVERS	10
REVIEW OF FINANCIAL PERFORMANCE	10
REVIEW OF OPERATING MINES	16
GROWTH AND EXPLORATION	21
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	23
OFF-BALANCE SHEET ARRANGEMENTS	24
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	24
QUARTERLY INFORMATION	24
COMMITMENTS AND CONTINGENCIES	25
RELATED PARTY TRANSACTIONS	25
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	25
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	26
NON-IFRS MEASURES	27
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	34
RISKS AND UNCERTAINTIES	34
FORWARD LOOKING STATEMENTS	34
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	35
TECHNICAL INFORMATION	36

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with five wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production is the Company’s Holt Complex, which includes three wholly owned operating mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. The Holloway Mine resumed operations during Q1 2019, following completion of a revised and amended royalty agreement. Holloway had been on care and maintenance since December 2016. In addition, the Company’s business portfolio also includes operations in the Northern Territory of Australia, which are currently on care and maintenance. These operations, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, were placed on care and maintenance effective June 30, 2017. The Company is currently performing significant exploration drilling and development in the Northern Territory to determine the potential of resuming operations at Cosmo and Union Reefs.

The Company also has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the advancement of development and exploration programs, the Company’s large base of Mineral Reserves and Mineral Resources, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further growth in profitable, low-cost gold production in support of further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and six months ended June 30, 2019. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands of dollars, except per share amounts)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Revenue	$281,267	$214,653	$586,179	$412,890
Production costs	66,161	66,494	136,201	137,977
Earnings before income taxes	152,432	90,109	312,021	161,997
Net earnings	$104,195	$61,486	$214,341	$111,523
Basic earnings per share	$0.50	$0.29	$1.02	$0.53
Diluted earnings per share	$0.49	$0.29	$1.01	$0.52
Cash flow from operating activities	$178,378	$120,912	$352,742	$210,549
Cash investment on mine development and PPE	$125,341	$60,260	$206,655	$99,688

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Tonnes milled	369,359	406,185	788,319	823,541
Grade (g/t Au)	18.4	13.1	18.0	12.3
Recovery (%)	98.1%	96.4%	98.0%	96.3%
Gold produced (oz)	214,593	164,685	446,472	312,329
Gold Sold (oz)	212,091	164,305	445,020	312,068
Average realized price ($/oz sold)(1)	$1,320	$1,301	$1,313	$1,316
Operating cash costs per ounce ($/oz sold)(1)	$312	$404	$301	$424
AISC ($/oz sold)(1)	$638	$757	$597	$793
Adjusted net earnings(1)	$105,536	$63,441	$217,668	$116,002
Adjusted net earnings per share(1)	$0.50	$0.30	$1.04	$0.55

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-33 of this MD&A.

Q2 2019 Highlights

Production growth of 30%: Q2 2019 production totaled 214,593 ounces, an increase of 30% from 164,685 ounces in Q2 2018. The increase reflected record production at Fosterville of 140,701 ounces in Q2 2019, an 82% increase from the same period a year earlier, mainly due to a 94% improvement in the average grade. Production in Q2 2019 compared to record production of 231,879 ounces the previous quarter, as a 10% increase in production growth at Fosterville, from 128,445 ounces in Q1 2019, was more than offset by lower production at Macassa and the Holt Complex. Macassa produced 49,196 ounces in Q2 2019 versus 60,571 ounces in Q2 2018 and a record 72,776 ounces the previous quarter, while the Holt Complex produced 24,696 ounces compared to 26,652 ounces for the same period in 2018 and 30,658 ounces in Q1 2019.

Revenue grows 31% versus Q2 2018: Revenue in Q2 2019 totaled $281.3 million, an increase of $66.6 million or 31% from $214.7 million in Q2 2018. The increase in revenue from Q2 2018 largely reflected a 29% increase in gold sales, to 212,091 ounces, which had a $62.2 million favourable impact on revenue compared to Q2 2018. Also contributing to higher revenue was a $4.0 million impact from a higher gold price, to $1,320 per ounce in Q2 2019 versus $1,301 per ounce in Q2 2018. Q2 2019 revenue compared to revenue of $304.9 million the previous quarter. A higher average gold price in Q2 2019, $1,320 per ounce versus $1,307 per ounce in Q1 2019, had a $2.8 million favourable impact on the change in revenue compared to the previous quarter. Q2 2019 gold sales compared to record quarterly gold sales of 232,929 ounces in Q1 2019, with the change in gold sales accounting for the difference in revenue $27.2 million quarter over quarter.

Operating cash costs per ounce sold improve 23%: Total production costs in Q2 2019 were $66.2 million compared to $66.5 million in Q2 2018 and $70.0 million the previous quarter. Operating cash costs per ounce sold averaged $312, a $92 or 23% improvement from $404 in Q2 2018. The significant improvement from Q2 2018 mainly resulted from a 40% improvement in the Company’s average grade, to 18.4 g/t from 13.1 g/t for the same period a year earlier. Operating cash costs per ounce sold in Q2 2019 compared to operating cash costs per ounce sold in Q1 2019 of $290, with the change mainly reflecting the impact of lower tonnes milled, leading to a reduction in sales volumes, which more than offset the favourable impact of an improvement in the Company’s consolidated average grade, to 18.4 g/t in Q2 2019 versus 17.6 g/t the previous quarter.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

AISC per ounce sold improve 16%: AISC per ounce sold averaged $638 or 16% better than the Q2 2018 average of $757, with the improvement mainly resulting from the impact of higher average grades compared to the prior year’s second quarter. AISC per ounce sold in Q2 2019 compared to AISC of $560 the previous quarter, reflecting higher sustaining capital expenditures in Q2 2019 as well as the impact of an increase in the operating cash costs per ounce sold.

Strong operating cash flow of $178.4 million: Net cash provided by operating activities in Q2 2019 was $178.4 million, an increase of $57.5 million or 48% from $120.9 million in Q2 2018. Free cash flow (Non-IFRS measure) in Q2 2019 was $53.0 million compared to $60.7 million for the same period a year earlier. The change from Q2 2018 reflected significantly higher capital expenditures in Q2 2019 as the Company continued to advance a number of growth projects at Macassa and Fosterville. Net cash provided by operating activities increased 2% from $174.4 million the previous quarter. The change from the previous quarter largely reflected lower levels of cash income taxes paid in Q2 2019 versus Q1 2019, as well as the impact of changes in non-cash working capital for the two quarters. Free cash flow in Q2 2019 compared to record free cash flow of $93.1 million in Q1 2019. The change in free cash flow compared to the previous quarter mainly reflected significantly higher additions to mineral properties and property, plant and equipment compared to the previous quarter.

Net earnings increase 69% from Q2 2018: Net earnings in Q2 2019 totaled $104.2 million ($0.50 per basic share) an increase of $42.7 million or 69% from $61.5 million ($0.29 per basic share) in Q2 2018. The increase from Q2 2018 reflected strong revenue growth and improved unit costs compared to the same period a year earlier. Q2 2019 net earnings compared to Q1 2019 net earnings of $110.1 million ($0.52 per basic share) as the impact of lower revenue more than offset the favourable impact of reduced production and depletion and depreciation costs, as well as reduced levels of expensed exploration and evaluation costs.

Adjusted net earnings increase 66%: The Company's adjusted net earnings in Q2 2019 totaled $105.5 million ($0.50 per basic share), increased 66% from $63.4 million ($0.30 per basic share) in Q2 2018 and compared to $112.1 million ($0.53 per basic share) in Q1 2019. The difference between adjusted net earnings and net earnings in Q2 2019 related to the exclusion from adjusted net earnings of severance costs as well as a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between adjusted net earnings and net earnings in Q2 2018 was entirely related to fair valuing the Company’s warrant investments. The difference between adjusted net earnings and net earnings in Q1 2019 mainly related to the exclusion from adjusted net earnings of certain purchase price allocation adjustments on inventory, as well as severance costs.

Significant investment in growth projects in Q2 2019: Total growth capital expenditures in Q2 2019 totaled $48.5 million (excluding capitalized exploration) (See Non-IFRS measures), which compared to $20.6 million in Q2 2018 and $39.8 million the previous quarter. Of growth capital expenditures in Q2 2019, Macassa accounted for $32.7 million, with $22.9 million related to the #4 shaft project. An additional $14.1 million related to Fosterville, where work on a number of projects advanced during the quarter. Capital expenditures for YTD 2019 differ from mineral properties additions and additions to property, plant and equipment due to the exclusion of capitalized exploration expenditures, including all capital expenditures in the Northern Territory, where advanced exploration work was accelerated during Q2 2019. In addition, growth capital expenditures also exclude the impact of $18.4 million of capital expenditures related to the Macassa #4 shaft project, which were pre-paid in cash in 2018.

Significant commitment to exploration: Exploration expenditures for Q2 2019 totaled $44.4 million ($6.2 million expensed and $38.2 million capitalized). As a result of a review of the Company's drilling programs, and the extent to which drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of exploration expenditures in Q2 2019 were capitalized compared to the previous quarter. Included in capitalized exploration was $29.4 million related to the Northern Territory, where advanced exploration work was accelerated during Q2 2019.

Cash position increases 13% during Q2 2019: Cash increased $53.3 million or 13% during Q2 2019, to $469.4 million at June 30, 2019. The increase in cash during Q2 2019 resulted from $178.4 million of net cash provided by operating activities, as the Company's operations continued to generate significant levels of cash flow, which were sufficient to fund higher levels of capital expenditures and exploration costs and still further enhance the Company's cash position. Net cash used in investing activities in Q2 2019 totaled $102.3 million, mainly related to sustaining and growth capital expenditures during the quarter. Offsetting the impact of higher capital expenditures on net cash used in investing activities was the release of $22.4 million of previously-restricted cash reflecting changes in security requirements related to rehabilitation performance guarantees. Net cash used for financing activities totaled $20.2 million, with $12.8 million used to repurchase 0.4 million common shares through the Company’s normal course issuer bid (“NCIB”) and $6.3 million of cash used for dividend payments.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly dividend paid in US dollars: The Company’s Q1 2019 dividend of C$0.04 per share was paid on April 12, 2019 to shareholders of record on March 31, 2019. The Company announced on May 7, 2019 that the Q2 2019 dividend payment, which was paid on July 12, 2019 to shareholders of record on June 28, 2019, would total $0.04 per share and would be paid in US dollars. The Q2 2019 dividend payment was the first time the Company’s quarterly dividend was paid in US dollars and represented an increase in the dividend of approximately 30% based on current exchange rates. (US dollar dividend payments are converted into Canadian dollars for Canadian shareholders using the spot price exchange rate on July 11, 2019, the date prior to the payment date.)

YTD 2019 Highlights

Strong production growth: Production for YTD 2019 totaled 446,472 ounces, an increase of 134,143 ounces or 43% from 312,329 ounces for YTD 2018. YTD 2019 production at Fosterville totaled 269,145 ounces, 127,840 ounces or 90% higher than 141,305 ounces for the same period in 2018, mainly reflecting an 81% improvement in the average grade, to 33.8 g/t from 18.7 g/t for YTD 2018. Production at Macassa totaled 121,972 ounces for YTD, a 6% increase from the same period in 2018, while YTD 2019 production at the Holt Complex of 55,355 ounces was largely unchanged from 56,415 ounces a year earlier.

Revenue grows 42% versus YTD 2018: Revenue in YTD 2019 totaled $586.2 million, an increase of $173.3 million or 42% from $412.9 million in YTD 2018. The increase in revenue from YTD 2018 reflected a 43% increase in gold sales, to 445,020 ounces, which had a $175.0 million favourable impact on revenue compared to YTD 2018. The average realized gold price in YTD 2019 was $1,313 per ounce, similar to the average realized gold price of $1,316 per ounce in YTD 2018. The change in the gold price reduced revenue by $1.3 million for YTD 2019 compared to the first half of 2018.

Solid unit cost performance: Production costs for YTD 2019 totaled $136.2 million, similar to the same period in 2018. Operating cash costs per ounce sold for YTD 2019 improved 29% year over year, to $301 for YTD 2019 versus $424 for YTD 2018. AISC per ounce sold averaged $597 for YTD 2019, 25% better than $793 for YTD 2018, reflecting both improved operating cash costs per ounce sold and sustaining capital expenditures per ounce sold versus the same period in 2018.

Higher growth capital expenditures: Growth capital expenditures for YTD 2019 totaled $88.3 million, excluding capitalized exploration expenditures, which compared to $17.7 million for YTD 2018. Macassa accounted for approximately $58.8 million of YTD 2019 capital expenditures, with $42.4 million relating to the #4 Shaft project. During Q2 2019, the surface infrastructure for the #4 Shaft was largely completed with full-face sinking on track to commence during August and the project remaining on track for Phase 1 completion during the second quarter of 2022.

Continued focus on exploration: Exploration and evaluation expenditures (including capitalized exploration) totaled $72.3 million for YTD 2019, including $66.1 million of exploration and evaluation expenditures in Australia and $6.2 million in Canada.

Strong half-year cash flow generation: Cash flow provided by operating activities of continuing operations for YTD 2019 totaled $352.7 million, a 67% increase from $210.5 million for YTD 2018. Free cash flow for YTD 2019 was a record $146.1 million, a 31% increase from $110.9 million for YTD 2018.

Significant growth in cash position: The Company’s cash position increased 41% in the first half of 2019, to $469.4 million from $332.2 million at December 31, 2018.

YTD 2019 net earnings increase 92%: Net earnings for YTD 2019 totaled $214.3 million ($1.02 per basic share), an increase of $102.8 million or 92% from $111.5 million ($0.53 per basic share) for YTD 2018. The increase in net earnings compared to YTD 2018 earnings reflected a 42% increase in revenue, due to significantly higher sales volumes for YTD 2019 versus YTD 2018, as well as reduced expensed exploration and evaluation costs. These factors were only partially offset by higher depletion and depreciation expense, increased corporate G&A expense and other loss of $7.5 million versus other income of $9.7 million for YTD 2018. Other loss for YTD 2019 mainly reflected unrealized and realized foreign exchange losses.

Solid growth in adjusted net earnings: The Company’s adjusted net earnings for YTD 2019 totaled $217.7 million ($1.04 per basic share), an increase of 88% from $116.0 million ($0.55 per basic share) for YTD 2018. The difference between net earnings and adjusted net earnings for YTD 2019 mainly reflected the exclusion from adjusted net earnings of purchase price allocation adjustments on inventory and severance payments. The difference between net earnings and adjusted net earnings for YTD

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 reflected the exclusion from adjusted net earnings of a mark-to-market loss on the fair valuing the Company’s warrant investments.

FULL-YEAR 2019 GUIDANCE

On December 11, 2018, Kirkland Lake Gold released full-year guidance for 2019 (see News Release dated December 11, 2018). Compared to the Company’s full-year 2018 results, the Company’s 2019 guidance included strong production growth, improved unit costs and a continued strong commitment to exploration and growth. Since December 11, 2018, there are have been two revisions to the Company’s full-year 2019 guidance. On February 21, 2019, the Company increased its production guidance for 2019, on a consolidated basis, as well as for the Fosterville mine. Consolidated production guidance was increased to 920,000 - 1,000,000 ounces from 740,000 - 800,000 ounces, previously, while Fosterville’s production guidance was increased to 550,000 - 610,000 ounces from 390,000 - 400,000 ounces previously. The increase in production guidance at Fosterville resulted from revisions to the mine plan to provide access to high-grade stopes in the Swan Zone earlier than previously expected, as well as the impact of incorporating the December 31, 2018 Mineral Reserve into the life of mine plan. In addition, the Company introduced production guidance for full-year 2019 of 20,000 ounces for the Holloway Mine following a decision to resume operations at the mine early in 2019. Other revisions to full-year 2019 guidance announced on February 21, 2019 included improvements to operating cash cost per ounce sold guidance from $360 - $380 to $300 - $320 on a consolidated basis and from $200 - $220 to $170 - $190 at Fosterville, with operating cash cost per ounce sold guidance of $760 - $780 being announced for the Holloway Mine for full-year 2019. AISC per ounce sold guidance for full-year 2019 was also improved, to $520 - $560 compared to $630 - $680 in the initial guidance released on December 11, 2018.

Following completion of Q1 2019, the Company announced on May 7, 2019 additional improvements to full-year 2019 guidance. Based on production levels in Q1 2019 and the expectations for production levels over the balance of the year, which includes higher levels of production at Fosterville in the third and fourth quarters of 2019, the Company’s consolidated production guidance was increased to 950,000 - 1,000,000 ounces from the previous target range of 920,000 - 1,000,000 ounces. Consolidated operating cash costs per ounce sold guidance for full-year 2019 was improved to $285 - $305 from $300 - $320.

At the operational level, production and operating cash cost per ounce guidance was improved for both Fosterville and Macassa. At Fosterville, production guidance for full-year 2019 was improved to 570,000 - 610,000 versus 550,000 - 610,000 ounces previously, while operating cash cost per ounce sold guidance was improved to $130 - $150 from $170 - $190. At Macassa, production for full-year 2019 was improved to 240,000 - 250,000 ounces from 230,000 - 240,000 ounces. Operating cash cost per ounce sold guidance at Macassa was improved to 400 - 420 from 440 - 460 previously.

Effective Q1 2019, the Company combined the Holt, Holloway and Taylor mines into one segment, the Holt Complex, for the purpose of establishing and reporting performance against guidance. As a result, production, costs and expenditures for the Holt, Holloway and Taylor mines, all of which utilize the Holt Mill for processing, have been combined into one segment. Previously, production, costs and expenditures from these mines were reported separately, with processing costs allocated based on the proportion of production coming from each mine in each reporting period.

2019 Guidance (as at May 7, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$660 - $680	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(3)				$150 - $170
Growth capital(3)(4)				$155 - $165
Exploration and evaluation(5)				$100 - $120
Corporate G&A(6)				$26 - $28

(1)	Full-year 2019 guidance as at May 7, 2019

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(2)
Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.41.

(4)
Growth capital expenditure guidance as at May 7, 2019 excluded $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(5)
Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

YTD 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	121,972	55,355	269,145	446,472
Operating cash costs/ounce sold ($/oz)(1)	$384	$906	$132	$301
AISC/ounce sold ($/oz)(1)				$597
Operating cash costs (1)				$133.7
Royalty costs				$15.0
Sustaining capital(1)				$91.7
Growth capital (excluding capitalized exploration)(1)(3)				$88.3
Exploration (including capitalized exploration)(4)				$72.3
Corporate G&A expense(5)				$18.4

(1)
See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.42.

(2)	Production, cost and expenditure results in YTD 2019 include results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
Growth capital expenditures exclude $18.4 million of capital expenditures related to the Macassa #4 shaft project, which have been recorded as capital expenditures in YTD 2019, but were paid in cash on an advanced basis in 2018.

(4)
Exploration and evaluation expenditures include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are being included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

▪
Gold production for YTD 2019 totaled 446,472 ounces, a 43% increase from YTD 2018 driven by record production at Fosterville. The Company ended the first half of 2019 well positioned to achieve its improved full-year 2019 consolidated production guidance of 950,000 - 1,000,000 ounces of gold, with production at both Fosterville and the Holt Complex expected to increase in the second half of 2019. At Fosterville, production in the second half of 2019 is expected to increase significantly from 269,145 ounces for YTD 2019 as development advances to depth into the high-grade Swan Zone. Production at the Holt Complex is expected to increase as operations ramp up at Holloway and tonnes processed increase at the Holt mine. Macassa ended YTD 2019 with production of 121,972, with the mine entering the second half of the year on track to achieve full-year 2019 guidance of 240,000 - 250,000 ounces.

▪
Production costs for YTD 2019 totaled $136.2 million. Operating cash costs for the first half of the year totaled $133.7 million, in line with target levels. Operating cash costs are expected to increase in the second half of the year as production volumes increase at Fosterville as well as at the Holloway Mine.

▪
Operating cash costs per ounce sold for YTD 2019 averaged $301, in line with full-year 2019 guidance of $285 - $305. For YTD 2019, Macassa’s operating cash costs per ounce sold averaged $384, better than the target range of $400 - $420, largely reflecting a better than expected average grade for the first half of the year of 25.7 g/t. Fosterville’s operating cash costs per ounce sold averaged $132 during YTD 2019, in the low end of full-year 2019 guidance of $130 - $150. Operating cash costs per ounce sold at the Holt Complex averaged $906, well above the target range of $660

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

- $680. Unit costs are expected to improve at the Holt Complex in the second half of 2019 as production ramps up at the Holloway mine and tonnes processed increase at Holt.

▪
AISC per ounce sold for YTD 2019 averaged $597, above full-year 2019 guidance of $520 - $560. AISC per ounce sold is expected to improve during the second half of the year as quarterly production increases at Fosterville and sustaining capital expenditure levels decline at Macassa.

▪	Royalty costs for YTD 2019 totaled $15.0 million. The Company continues to target total royalty expense for full-year 2019 of $25 - $30 million.

▪
Sustaining capital expenditures for YTD 2019 totaled $91.7 million and was tracking ahead of the existing full-year 2019 target range of $150 - $170 million. The level of sustaining capital expenditures during YTD 2019 reflected the weighting of expenditures for capital development and the procurement of mobile equipment at Macassa to the first half of the year.

▪
Growth capital expenditures totalled $88.3 million for YTD 2019 (excluding capitalized exploration), which compared to full-year 2019 guidance of $155 - $165 million. Of total growth capital expenditures for YTD 2019, Macassa accounted for $58.8 million, with approximately $42.4 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Fosterville accounted for $25.8 million of growth capital expenditures for YTD 2019, mainly related to the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant.

▪
Exploration and evaluation expenditures for YTD 2019 totaled $72.3 million (including capitalized exploration), which compared to full-year 2019 guidance of $100 - $120 million. Of total exploration expenditures, approximately $66.1 million were in Australia, including $49.6 million in the Northern Territory and $16.5 million at Fosterville. During Q2 2019, the Company accelerated advanced exploration work in the Northern Territory, including increasing underground development in support of a potential resumption of operations later this year. Drilling in the Northern Territory in YTD 2019 focused on infill and extension drilling at the Lantern and Cosmo deposits and the continued evaluation of targets at Union Reefs and, commencing in Q2 2019, at Pine Creek. Drilling at Fosterville focused on underground drilling in the Lower Phoenix and Harrier systems, surface drilling at Robbin’s Hill, as well as exploration work at a number of regional targets. In Canada, exploration expenditures for YTD 2019 totaled $6.2 million and mainly focused on drilling at Macassa and Taylor in support of growing and converting Mineral Resources as well as identifying new areas of high-grade mineralization.

▪	Corporate G&A expense for YTD 2019 totaled $18.4 million, with full-year corporate G&A costs now expected to exceed the existing target range of $26 - $28 million.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company has achieved significant growth over the last three years, growing production from 596,405 ounces in 2017 to 723,701 ounces in 2018, with plans to reach a million ounces of annual production from existing mines as early as 2019. Over the next five years, the Company expects to achieve additional increases in production, to well over one million ounces of low-cost production, through the completion of the Macassa #4 Shaft project, continued growth at Fosterville and by pursuing opportunities to new, profitable production from the Company’s Northern Territory assets in Australia as well as the Holt Complex in Northern Ontario. At Fosterville, the Company is targeting growth to 570,000 - 610,000 ounces in 2019, with the potential for additional growth in both production and mine life from continued exploration success. Also in Australia, the Company is conducting an advanced exploration program in the Northern Territory, which could lead to a resumption of operations as early as the second half of 2019 and generate additional production that is not included in the Company’s three-year production guidance. In Canada, production at Macassa is expected to grow significantly, to well over 400,000 ounces per year, with the ramp up of production to commence with the completion of Phase 1 of the #4 shaft project targeted for the second quarter of 2022. At the Holt Complex, the Company will pursue opportunities for profitable growth at the Taylor Mine, Holt Mine and Holloway Mine, with Holloway resuming operations in Q1 2019 following completion of a new royalty agreement. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and six months ended June 30, 2019. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At June 30, 2019, the gold price closed at $1,409 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 9% higher than the closing gold price of $1,295 per ounce on March 31, 2019 and 10% higher than the closing gold price on December 31, 2018 of $1,282 per ounce. The Company’s average realized gold price for Q2 2019 was $1,320 per ounce, which compared to an average realized gold price of $1,301 per ounce in Q2 2018 and $1,307 per ounce in Q1 2019. The Company’s average realized gold price for YTD 2019 was $1,313 per ounce versus $1,316 per ounce for the same period in 2018.

As at June 30, 2019, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at June 30, 2019, the Canadian dollar closed at $0.7639 against the US dollar (compared to $0.7494 at March 31, 2019) and the Australian dollar closed at $0.7020 (compared to $0.7094 at March 31, 2019). The average rates for Q2 2019 for the Canadian and Australian dollars were $0.7477 and $0.7001, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in Q2 2018 were $0.7746 and $0.7566, respectively, while the averages in Q1 2019 were $0.7522 and $0.7124, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at June 30, 2019, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and six months ended June 30, 2019 and 2018.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

Revenue	$281,267	$214,653	$586,179	$412,890

Production costs	(66,161)	(66,494)	(136,201)	(137,977)
Royalty expense	(6,716)	(6,217)	(15,000)	(12,235)
Depletion and depreciation	(33,064)	(32,484)	(74,364)	(60,432)
Earnings from mine operations	175,326	109,458	360,614	202,246

Expenses
General and administrative(1)	(12,131)	(7,468)	(24,230)	(16,228)
Exploration and evaluation	(6,214)	(15,763)	(18,236)	(32,466)
Care and maintenance	(215)	(230)	(411)	(1,039)
Earnings from operations	156,766	85,997	317,737	152,513

Finance and other items
Other income (loss), net	(5,384)	4,290	(7,501)	9,654
Finance income	1,357	943	2,795	1,661
Finance costs	(307)	(1,121)	(1,010)	(1,831)

Earnings before taxes	152,432	90,109	312,021	161,997
Current income tax expense	(35,291)	(10,526)	(76,212)	(15,672)
Deferred tax expense	(12,946)	(18,097)	(21,468)	(34,802)

Net earnings	$104,195	$61,486	$214,341	$111,523

Basic earnings per share	$0.50	$0.29	$1.02	$0.53
Diluted earnings per share	$0.49	$0.29	$1.01	$0.52

(1)
General and administrative expense for Q2 2019 include general and administrative expenses of $9.8 million ($5.8 million in Q2 2018 and $8.7 million in Q1 2019), and share based payment expense of $2.4 million ($1.6 million in Q2 2018 and $3.4 million in Q1 2019).

Revenue

Revenue in Q2 2019 totaled $281.3 million, an increase of $66.6 million or 31% from $214.7 million in Q2 2018. The increase in revenue from Q2 2018 largely reflected a 29% increase in gold sales, to 212,091 ounces, which had a $62.2 million favourable impact on revenue compared to Q2 2018. Also contributing to higher revenue was a $4.0 million impact from a higher average realized gold price, to $1,320 per ounce in Q2 2019 versus $1,301 per ounce in Q2 2018. The increase in gold sales was attributable to Fosterville, where ounces sold increased 78%, to 133,481 ounces from 75,100 ounces in Q2 2018. The favourable impact of higher gold sales at Fosterville more than offset lower sales volumes at Macassa and the Holt Complex compared to Q2 2018.

Q2 2019 revenue of $281.3 million compared to revenue of $304.9 million the previous quarter. A higher average realized gold price in Q2 2019, $1,320 per ounce versus $1,307 per in Q1 2019, had a $2.8 million favourable impact on the change in revenue compared to the previous quarter. Q2 2019 gold sales compared to record quarterly gold sales of 232,929 ounces in Q1 2019, with the change in gold sales reducing revenue by $27.2 million quarter over quarter. Q2 2019 gold sales at Fosterville were similar to the 132,048 ounces of gold sold in Q1 2019. Gold sales at Macassa in Q2 2019 of 55,010 ounces compared to gold sales of 67,305 ounces the previous quarter, when the mine achieved record production based on an average grade of 29.6 g/t in Q1 2019 (21.5 g/t in Q2 2019). Gold sales at the Holt Complex totaled 23,600 ounces versus 33,576 ounces in Q1 2019. The reduction in gold sales at the Holt Complex mainly reflected the impact of lower grades on production levels compared to the previous quarter.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue for YTD 2019 totaled $586.2 million, an increase of $173.3 million or 42% from $412.9 million from YTD 2018. The increase in revenue from YTD 2018 reflected a 43% increase in gold sales, to 445,020 ounces, which had a $175.0 million favourable impact on revenue compared to YTD 2018. The strong growth in gold sales was driven by Fosterville, where gold sales totaled 265,529 ounces, an increase of 94% from 136,600 ounces for the same period in 2018. The favourable impact of significantly higher grades on production levels accounted for the increase in Fosterville’s gold sales year over year. Gold sales at Macassa for YTD 2019 increased 5%, to 122,315 ounces, as the favourable impact of a 24% increase in the average grade more than offset lower tonnes processed leading to higher levels of production compared to YTD 2018. Gold sales at the Holt Complex for YTD 2019 totaled 57,176 ounces versus 59,380 ounces for the same period in 2018. The average realized gold price for YTD 2019 was $1,313 per ounce, similar to the average realized gold price of $1,316 per ounce in YTD 2018. The change in the gold price reduced revenue by $1.3 million for YTD 2019 compared to the first half of 2018.

Earnings from Mine Operations

Earnings from mine operations in Q2 2019 totaled $175.3 million, an increase of 60% from $109.5 million in Q2 2018. The increase mainly reflected higher levels of revenue in Q2 2019. Production costs in Q2 2019 totaled $66.2 million versus $66.5 million for the same period in 2018. Depletion and depreciation costs in Q2 2019 totaled $33.1 million, which compared to $32.5 million in Q2 2018, as the impact of higher production volumes in Q2 2019 was largely offset by a reduction in depletion and depreciation expense on a per ounce produced basis driven by a larger depletion and depreciation base. The larger depletion and depreciation base resulted from an increase in Mineral Reserves at the Company’s operations following the release of the Company’s December 31, 2018 Mineral Reserve and Mineral Resource estimates on February 21, 2019. Royalty expense in Q2 2019 totaled $6.7 million versus $6.2 million in Q2 2018.

Q2 2019 earnings from mine operations of $175.3 million compared to earnings from mine operations of $185.3 million the previous quarter. The change mainly reflected higher levels of revenue in Q1 2019 driven by record quarterly gold sales. Production costs, depletion and depreciation costs and royalty expense were all lower in Q2 2019 compared to the previous quarter, mainly reflecting reduced production and sales volumes.

For YTD 2019, earnings from mine operations totaled $360.6 million, an increase of 78% from $202.2 million for YTD 2018. The year-over-year increase in earnings from mine operations mainly resulted from strong revenue growth driven by a 42% increase in gold sales. Production costs totaled $136.2 million compared to $138.0 million for YTD 2018. The reduction in production costs mainly reflected lower tonnes processed and the favourable impact of productivity improvement measures on production costs at the Macassa mine. Depletion and depreciation costs increased to $74.4 million from $60.4 million for YTD 2018, as the impact of significantly higher production volumes was only partially offset by lower depletion and depreciation costs. Royalty expense totaled $15.0 million versus $12.2 million for YTD 2018, with higher sales volumes accounting for the increase.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold in Q2 2019 averaged $312, a $92 or 23% improvement from $404 in Q2 2018. The significant improvement from Q2 2018 mainly resulted from a 40% improvement in the Company’s average grade, to 18.4 g/t from 13.1 g/t for the same period a year earlier. Operating cash costs per ounce sold at Fosterville averaged $120 per ounce sold, a 50% improvement from $239 in Q2 2018, reflecting the favourable impact of significantly higher grades in Q2 2019 versus Q2 2018. Operating cash costs per ounce sold at Macassa averaged $446 compared to $414 in Q2 2018, largely reflecting lower sales volumes resulting from reduced milled tonnes. Operating cash costs per ounce sold at the Holt Complex averaged $1,085 versus $848 for the same period in 2018. The main factor contributing to the increase in operating cash costs per ounce sold at the Holt Complex was the inclusion of the Holloway mine in Q2 2019 results following a decision to resume operations at the mine during Q1 2019. Excluding the impact of the Holloway mine, where work to ramp up production continued during the quarter, operating cash costs per ounce sold at the Holt Complex averaged $896 in Q2 2019.

Q2 2019 operating cash costs per ounce sold of $312 compared to operating cash costs per ounce sold of $290 in Q1 2019, with the change mainly reflecting the impact of lower tonnes milled, which more than offset the favourable impact of an improvement in the Company’s consolidated average grade, to 18.4 g/t in Q2 2019 versus 17.6 g/t the previous quarter. Fosterville’s operating cash costs per ounce sold improved 17% from the prior quarter, reflecting an improvement in the average grade to 39.9 g/t from 29.0 g/t in Q1 2019. Operating cash costs per ounce sold at Macassa increased in Q2 2019 from the record level of $332 in Q1 2019 when the mine achieved significant grade outperformance in stopes around the 5700 Level of the South Mine Complex ("SMC"). Operating cash costs per ounce sold at the Holt Complex in Q2 2019 increased from $780 in Q1 2019. Excluding the impact of the Holloway mine in both Q2 2019 and Q1 2019, operating cash costs per ounce sold at the Holt Complex of

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

$896 in Q2 2019 compared to $713 the previous quarter, with the increase reflecting lower average grades at both Holt and Taylor versus the first quarter of the year.

Operating cash costs per ounce sold for YTD 2019 averaged $301, a 29% improvement from $424 for YTD 2018 and in line with full-year 2019 guidance of $285 - $305. For YTD 2019, Fosterville’s operating cash costs per ounce sold were $132, 49% better than $261 for the same period in 2018 reflecting an 81% increase in the average grade to 33.8 g/t for YTD 2019. At Macassa, operating cash costs per ounce sold averaged $384, a 15% improvement from $453 for YTD 2018. Like Fosterville, lower operating cash costs per ounce sold at Macassa also reflected higher grades, with the mill grade for YTD 2019 at Macassa averaging 25.7 g/t versus 20.7 g/t for YTD 2018. Operating cash costs per ounce sold at the Holt Complex averaged $906 for YTD 2019 ($789 excluding the impact of the Holloway mine), which compared to $744 for YTD 2018.

AISC per ounce sold in Q2 2019 averaged $638 or 16% better than the Q2 2018 average of $757, with lower operating cash costs per ounce sold largely accounting for the improvement from the same period in 2018. In addition, while sustaining capital expenditures increased to $49.8 million in Q2 2019 from $44.1 million in Q2 2018, they improved on a per ounce sold basis, to $235 per ounce sold in Q2 2019 from $268 per ounce sold in Q2 2018. AISC per ounce sold at Fosterville improved 41% to $318 in Q2 2019 from $538 in Q2 2018, with the improvement resulting from lower operating cash costs and sustaining capital expenditures on a per ounce sold basis. AISC per ounce sold at Macassa averaged $788 in Q2 2019, which compared to $687 in Q2 2018 as the impact of lower operating cash costs per ounce sold was more than offset by an increase in sustaining capital per ounce sold. AISC per ounce sold at the Holt Complex in Q2 2019 averaged $1,576 ($1,289 excluding the impact of the Holloway mine), which compared $1,262 in Q2 2018 when the Holloway mine was on care and maintenance.

Compared to the previous quarter, AISC per ounce sold of $638 in Q2 2019 increased from $560 in Q1 2019, reflecting higher sustaining capital expenditures as well as an increase in operating cash costs per ounce sold. Sustaining capital expenditures in Q2 2019 compared to sustaining capital expenditures in Q1 2019 of $42.0 million or $180 per ounce sold, with the increase in sustaining capital expenditures in Q2 2019 reflecting the timing of mobile plant and equipment purchases at Fosterville and increased capital development at the Holt and Holloway mines. AISC per ounce sold at Fosterville was largely unchanged from $315 in Q1 2019 as the impact of higher sustaining capital expenditures was offset by improved operating cash costs per ounce sold. Macassa’s Q2 2019 AISC per ounce sold increased from $602 the previous quarter reflecting both higher operating cash costs and sustaining capital expenditures on a per ounce sold basis, largely reflecting reduced gold sales compared to Q1 2019. AISC per ounce sold at the Holt Complex increased from $1,075 in Q1 2019 ($982 excluding the impact of the Holloway mine), with the increase reflecting higher sustaining capital expenditures and operating cash costs per ounce sold.

For YTD 2019, AISC per ounce sold averaged $597, 25% better than $793 for YTD 2018, reflecting both improved operating cash costs per ounce sold and sustaining capital expenditures per ounce sold versus the same period in 2018. Sustaining capital expenditures for YTD 2019 totaled $91.7 million or $206 per ounce sold, which compared to $86.2 million or $276 per ounce sold for YTD 2018. At Fosterville, AISC per ounce sold for YTD 2019 averaged $316, 43% better than $555 for the same period in 2018. On a year-to-date basis, AISC per ounce sold at Macassa improved 8%, to $686 for YTD 2019 from $747 for YTD 2018. AISC per ounce sold at the Holt Complex averaged $1,282 ($1,106 excluding the impact of the Holloway mine) versus $1,156 for YTD 2018.

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $9.8 million compared to $5.8 million in Q2 2018 and $8.7 million the previous quarter. The increase from both prior periods largely related to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth. Share based payment expense in Q2 2019 totaled $2.4 million versus $1.6 million for the same period in 2018 and $3.4 million the previous quarter. The increase in share-based payment expense from Q2 2018 largely related to share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred-share units. YTD corporate G&A expense totaled $18.4 million compared to $12.8 million for YTD 2018.

Exploration and evaluation expenditures (expensed) in Q2 2019 totaled $6.2 million versus $15.8 million in Q2 2018 and $12.0 million the previous quarter. As a result of a review of the Company's drilling programs, and the extent to which drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of exploration expenditures in Q2 2019 were capitalized compared to the previous quarter. YTD 2019 exploration and evaluation expenditures (expensed) totaled $18.2 million versus $32.5 million for YTD 2018.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Other loss in Q2 2019 totaled $5.4 million, which compared to other income of $4.3 million in Q2 2018. The other loss in Q2 2019 mainly related to unrealized and realized foreign exchange losses of $4.5 million, largely reflecting the strengthening of the Canadian dollar relative to the US and Australian dollars during Q2 2019. Other income in Q2 2018 resulted from unrealized and realized foreign exchange gains of $6.5 million due to the weakening of the Australian dollar against the US dollar, partially offset by the impact of a $2.7 million pre-tax mark-to-market loss of the fair valuing of the Company’s warrant investments. Other loss in Q1 2019 of $2.1 million resulted from an unrealized and realized foreign exchange loss due to the strengthening of both the Australian and Canadian dollars against the US dollar during the quarter. For YTD 2019, other loss totaled $7.5 million, mainly reflecting unrealized and realized foreign exchange losses of $6.6 million, as well as a pre-tax mark-to-market loss of $0.9 million related to the fair valuing of warrant investments. Other loss for YTD 2019 compared to other income of $9.7 million for the same period in 2018, reflecting $10.4 million of unrealized and realized foreign exchange gains due to the strengthening of the US dollar during the first half of last year.

Finance costs in Q2 2019 totaled $0.3 million, mainly reflecting interest expense on financial leases and other loans. Finance costs totaled $1.1 million in Q2 2018 and $0.7 million the previous quarter. YTD 2019 finance costs totaled $1.0 million versus $1.8 million for YTD 2018.

Finance income, mainly related to interest income on bank deposits, totaled $1.4 million in Q2 2019 versus $0.9 million for the same period in 2018 and unchanged from the previous quarter. YTD 2019 finance income totaled $2.8 million compared to $1.7 million for YTD 2018, with the increase reflecting higher cash balances during the first half of 2019 versus the same period in 2018.

Income tax expense in Q2 2019 included current income tax expense of $35.3 million and deferred income tax expense of $12.9 million. In Q2 2018, current income tax expense totaled $10.5 million, with deferred income tax expense totalling $18.1 million with the high level of deferred income tax expense resulting from the utilization of $16.3 million of deferred tax assets in respect of loss carryforwards during Q2 2018 to reduce current income tax expense. Q1 2019 included current income tax expense of $40.9 million and deferred income tax expense of $8.5 million. The Company’s effective tax rate in Q2 2019 was 31.6%, which compared to 31.8% in Q2 2018 and 31.0% the previous quarter. For YTD 2019, current income tax expense totaled $76.2 million versus $15.7 million for YTD 2018, while deferred income tax expense for YTD 2019 was $21.5 million compared to $34.8 million for the same period in 2018. The higher levels of deferred income tax expense compared to current income tax expense for YTD 2018 resulted from the utilization of $28.7 million of deferred tax assets in respect of loss carryforwards during the first half of 2018 to reduce current income tax expense. The Company’s effective tax rate for YTD 2019 was 31.3% compared to 31.6% for YTD 2018.

Net earnings in Q2 2019 total $104.2 million or $0.50 per basic share

Net earnings in Q2 2019 totaled $104.2 million ($0.50 per basic share), an increase of $42.7 million or 69% from $61.5 million ($0.29 per basic share) in Q2 2018. The $42.7 million increase in net earnings from Q2 2018 largely reflected a 31% increase in revenue, improved unit costs and lower exploration and evaluation expenditures compared to the same period in 2018. Partially offsetting these factors were higher corporate G&A expense and other loss of $5.4 million versus other income of $4.3 million in Q2 2018. Q2 2019 net earnings compared to net earnings of $110.1 million ($0.52 per basic share) in Q1 2019, a 5% reduction in earnings from mine operations, reflecting lower revenue, as well as an increased other loss that more than offset the impact of reduced exploration and evaluation costs and lower finance costs.

Net earnings for YTD 2019 totaled $214.3 million ($1.02 per basic share), an increase of $102.8 million or 92% from $111.5 million ($0.53 per basic share). The increase was driven by strong revenue growth, improved unit costs as well as lower expensed exploration and evaluation costs, which more than offset higher corporate G&A expense and other loss of $7.5 million versus other income of $9.7 million for the same period in 2018.

Adjusted net earnings (Non-IFRS) in Q2 2019 total $105.5 million or $0.50 per basic share

The Company's adjusted net earnings in Q2 2019 totaled $105.5 million ($0.50 per basic share), compared to $63.4 million ($0.30 per basic share) in Q2 2018 and $112.1 million ($0.53 per basic share) in Q1 2019. The difference between adjusted net earnings and net earnings in Q2 2019 related to the exclusion from adjusted net earnings of severance costs as well as a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between adjusted net earnings and net earnings in Q2 2018 was entirely related to fair valuing the Company’s warrant investments. The difference between adjusted net earnings

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

and net earnings in Q1 2019 mainly related to the exclusion from adjusted net earnings of purchase price allocation adjustments on inventory, as well as severance costs.

Adjusted net earnings for YTD 2019 totaled $217.7 million ($1.04 per basic share), which compared to $116.0 million ($0.55 per basic share) for YTD 2018. The difference between net earnings and adjusted net earnings for YTD 2019 mainly reflected the exclusion from adjusted net earnings of purchase price allocation adjustments on inventory and severance payments. The difference between net earnings and adjusted net earnings for YTD 2018 reflected the exclusion from adjusted net earnings of losses related to purchase price allocation adjustments on inventory.

Q2 2019 net cash provided by operating activities of $178.4 million, free cash flow (Non-IFRS) totals $53.0 million

Cash totaled $469.4 million at June 30, 2019, an increase of $137.2 million or 41% from $332.2 million at December 31, 2018 and $53.3 million or 13% from March 31, 2019. The increase in cash during Q2 2019 mainly reflected the $178.4 million of net cash provided by operating activities for the quarter, which compared to net cash provided by operating activities of $120.9 million and $174.4 million in Q2 2018 and Q1 2019, respectively. The 48% increase from Q2 2018 mainly reflecting strong earnings growth compared to the same period in 2018. The 2% increase in net cash provided by operating activities from the previous quarter mainly reflected reduced income taxes paid, largely reflecting cash payment of a significant component of the Company’s 2018 Ontario Mining Tax obligations during Q1 2019.

Among the main uses of cash during Q2 2019 was $102.3 million of net cash used for investing activities, which compared to $75.8 million in Q2 2018 and $86.0 million in Q1 2019. The increase in net cash used in investing activities in Q2 2019 related to significant increases in additions to mining interests and plant and equipment in support of both current operations and the continued advancement of the Company’s growth projects. Partially offsetting the impact of increased capital expenditures on net cash used in investing activities was the release of $22.4 million of previously-restricted cash reflecting changes in security requirements related to rehabilitation performance guarantees. Net cash used in financing activities in Q2 2019 totaled $20.2 million versus $14.1 million in Q2 2018 and $8.3 million the previous quarter. The increase in cash used in financing activities in Q2 2019 compared to Q2 2018 mainly related to $12.8 million used to repurchase 0.4 million common shares (versus $1.0 million to repurchase 69,400 shares in Q2 2018) and $6.3 million used for a dividend payment of C$0.04 per share (paid on April 12, 2019 to shareholders of record on March 31, 2019), which compared to $3.3 million of dividend payments in Q2 2018, when the dividend was C$0.02 per share. Partially offsetting the increased use of cash for share repurchases and dividend payments, was a reduction in the payment of lease obligations to $3.7 million in Q2 2019 from $10.4 million for the same period in 2018. Compared to the previous quarter, there were no share repurchases in Q1 2019. Cash used for dividend payments and the payment of lease obligations was unchanged in Q2 2019 compared to the previous quarter.

For YTD 2019, net cash provided by operating activities totaled $352.7 million, an increase of $142.2 million or 68% from $210.5 million for YTD 2018. The increase from the same period in 2018 mainly reflected the 92% increase in net earnings year over year. Partially offsetting the impact of increased net earnings was an increase in income taxes paid to $29.4 million from $8.4 million for YTD 2018, as well as a reduction of $14.7 million related to changes in non-cash working capital, which compared to an increase in cash of $6.6 million for the same period in 2018. Net cash used in investing activities for YTD 2019 totaled $188.3 million, an increase of $73.8 million or 64% from $114.5 million. The increase reflected higher levels of growth and sustaining capital expenditures for YTD 2019, partially offset by the release of previously-restricted cash of $22.4 million in YTD 2019 and a reduction in investments in public and private entities ($4.6 million for YTD 2019 versus $16.1 million for YTD 2018, with the latter related to the purchase of 4.0 million share of Novo Resources for C$5.00 per share in May 2018). Net cash used in financing activities for YTD 2019 totaled $28.5 million, which compared to $20.4 million for the same period in 2018. The increase related to the $12.8 million used for share repurchases in Q2 2019 versus $1.0 million used in YTD 2018, and $12.7 million of cash used for dividend payments in the first six months of 2019 compared to $6.7 million for YTD 2018.

Free cash flow in Q2 2019 totaled $53.0 million, which compared to $60.7 million in Q2 2018 and record free cash flow of $93.1 million the previous quarter. The change in free cash flow in Q2 2019 compared to both prior periods resulted from significant growth in mineral property additions and additions to property, plant and equipment, as investment levels rose both at current operations and to advance the Company’s growth plans, which more than offset increases in net cash provided by operating activities in Q2 2019 compared to Q2 2018 and Q1 2019. For YTD 2019, free cash flow totaled $146.1 million, an increase of $35.2 million or 32% as the impact of higher levels of mineral property additions and additions to property, plant and equipment was more than offset by the 68% increase in net cash provided by operating activities, to $352.7 million for YTD 2019.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.2 million tonnes grading an average of 21.9 g/t for 2.25 million ounces as at December 31, 2018.

Operating results	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

Total Ore Milled (t)	72,681	89,781	150,671	176,442
Run of Mine (t)	72,681	89,781	150,671	175,711
Low Grade (t)	—	—	—	732
Average Grade (g/t)	21.5	21.5	25.7	20.7
Run of Mine (g/t)	21.5	21.5	25.7	20.8
Low Grade (g/t)	—	—	—	0.7
Gold Contained (oz)	50,273	62,009	124,361	117,360
Recovery (%)	97.9%	97.7%	98.1%	97.7%
Gold Produced (oz)	49,196	60,571	121,972	114,609
Gold Sold (oz)	55,010	62,725	122,315	116,088
Development metres - operating	961	695	1,679	1,644
Development metres - capital	1,455	1,875	2,928	3,944
Production costs	$24,572	$26,044	$46,991	$52,748
Operating cash costs per ounce sold(1)	$446	$414	$384	$453
AISC per ounce sold(1)	$788	$687	$686	$747
Total capital expenditures (in thousands)	$50,492	$20,983	$110,510	$37,381

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-33 of this MD&A.

The Macassa Mine produced 49,196 ounces in Q2 2019, which compared to 60,571 ounces in Q2 2018 and record production of 72,776 ounces the previous quarter. Production in Q2 2019 resulted from processing 72,681 tonnes at an average grade of 21.5 g/t and average recoveries of 97.9%. The change in production from Q2 2018 reflected lower tonnes milled largely reflecting the impact of excessive water in the mine during the spring run-off, which limited the use of the lower loading pocket at the #3 Shaft. The change in production from the previous quarter resulted from a reduction in the average grade from the record quarterly grade of 29.6 g/t in Q1 2019, as well as reduced tonnes milled. During Q1 2019, the mine processed 77,990 tonnes at an average grade of 29.6 g/t and average recoveries of 98.2%. The record quarterly grade mainly resulted from favourable grade reconciliations in stopes around the 5700 Level of the SMC.

In Q2 2019, Macassa’s production costs totaled $24.6 million, which compared to $26.0 million in Q2 2018 and $22.4 million the previous quarter. The change from Q2 2018 was largely related to reduced mining and processing volumes, as well as the impact of productivity improvement initiatives. The increase from the previous quarter reflected inventory valuation changes. The mine’s operating cash costs per ounce sold for Q2 2019 averaged $446, which compared to $414 for the same period in 2018 and record low operating cash costs per ounce sold of $332 the previous quarter. Lower sales volumes in Q2 2019 largely accounted for the increase in operating cash costs per ounce sold compared to both prior periods. AISC per ounce sold for Q2 2019 averaged $788 versus $687 in Q2 2018 and $602 the previous quarter. In addition to higher operating cash costs per ounce sold, the increase in AISC per ounce sold compared to both prior periods reflected higher sustaining capital expenditures in Q2 2019, both in dollar terms and on a per ounce sold basis. Sustaining capital expenditures totaled $16.6 million or $302 per ounce sold, which compared to $14.9 million or $238 per ounce sold in Q2 2018 and $15.5 million or $231 in Q1 2019. Higher sustaining capital expenditures from both prior periods mainly related to increased capital development activities and additional purchases of mobile equipment during Q2 2019.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Macassa for YTD 2019 totaled 121,972 ounces, an increase of 6% from 114,609 ounces for the same period in 2018. The increase in production in YTD 2019 reflected a 24% improvement in the average grade, to 25.7 g/t, reflecting significant grade outperformance from stopes on the 5700 Level of the SMC during Q1 2019. The impact of a higher average grade compared to YTD 2018 more than offset a reduction in tonnes milled in YTD 2019 versus the same period a year earlier.

Production costs for YTD 2019 at Macassa totaled $47.0 million, which compared to $52.7 million for the same period in 2018. The reduction from the previous year reflected lower tonnes mines and milled, and improved rates of productivity resulting from the introduction of new, larger equipment and increased use of mechanization. Operating cash costs per ounce sold for YTD 2019 averaged $384, a 15% improvement from $453 in YTD 2018 and better than the mine’s full-year 2019 guidance of $400 - $420. The improvement from the first half of 2018 largely related to the year-over-year improvement in the average grade. AISC per ounce sold for YTD 2019 averaged $686, an 8%% improvement from $747 for YTD 2018. Sustaining capital expenditures for YTD 2019 totaled $32.1 million or $263 per ounce sold versus $29.7 million or $256 per ounce sold for the same period in 2018. The increase in sustaining capital expenditures versus YTD 2018 reflected the timing of expenditures on items such as mobile gear and increased development activities through the first half of 2019.

Growth projects: Growth capital expenditures at Macassa for YTD 2019 totaled $58.8 million. Of total growth expenditures, $42.4 million related to the #4 shaft project, with the remainder primarily related to work on a new tailings impoundment area and thickened tails projects. Work on the #4 Shaft project during Q2 2019 focused around preparation for full-face sinking. The sinking and equipping stage assembly and the installation of winches were completed, as was delivery and installation of the Auxiliary and Service Hoist. Pre-commissioning of the sinking plant was largely complete by the end of the second quarter, with full-face sinking to commence during August 2019. As of July 30, 2019, the project remained on track for phase one completion by the second quarter of 2022.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares ("ha"). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 4,590,719 t @ 4.4 g/t for 643,283 ounces of gold as at December 31, 2018.

Beginning in Q1 2019, the Company began reporting production, cost and expenditure results for the Holt Complex as a reporting business segment. Previously, production from the three mines had been reported separately, with costs for processing at the Holt Mill being divided based respective throughput volumes. Prior periods addressed in this MD&A have been restated to combine the results for the three mines into the Holt Complex segment.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Complex

Operating results	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

Total Ore Milled (t)	185,398	195,062	386,184	402,088
Average Grade (g/t)	4.4	4.5	4.7	4.6
Gold Contained (oz)	25,986	28,312	58,038	59,605
Recovery (%)	95.0%	94.1%	95.4%	94.6%
Gold Produced (oz)	24,696	26,652	55,355	56,415
Gold Sold (oz)	23,600	26,480	57,176	59,380
Development metres - operating	1,853	1,855	3,304	4,156
Development metres - capital	1,700	1,362	2,738	2,870
Production costs	$25,635	$22,483	$51,868	$44,240
Operating cash costs per ounce sold(1)	$1,085	$848	$906	$744
AISC per ounce sold(1)	$1,576	$1,262	$1,282	$1,156
Total capital expenditures (in thousands)	$12,088	$9,129	$22,073	$20,715

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-33 of this MD&A.

During Q2 2019, the Holt Complex produced 24,696 ounces based on processing 185,398 tonnes at an average grade of 4.4 g/t and at average recoveries of 95%. Production in Q2 2019 compared to production of 26,652 ounces in Q2 2018 and 30,658 ounces the previous quarter. The change in production from Q2 2018 largely reflected lower production at Taylor Mine (10,204 ounces versus 12,940 ounces in Q2 2018) as the favourable impact of a higher average grade was more than offset by reduced mill throughput. Compared to the previous quarter, production at Holt Mine of 12,928 ounces in Q2 2019 compared to 17,225 ounces in Q1 2019 with the reduction largely reflecting lower average grades (3.9 g/t in Q2 2019 versus 4.8 g/t the previous quarter). Q2 2019 production at Taylor compared to production of 12,377 ounces in Q1 2019 with the change reflecting both a lower average grade (5.2 g/t versus 5.4 g/t the previous quarter) and reduced tonnes milled (64,186 tonnes in Q2 2019 versus 75,085 tonnes process in Q1 2019). At Holloway, 1,564 ounces were produced in Q2 2019 versus nil in Q2 2018 and 1,056 ounces the previous quarter.

In Q2 2019, production costs at the Holt Complex totaled $25.6 million, which compared to $22.5 million in Q2 2018 and $26.2 million the previous quarter. The increase in production costs compared to Q2 2018 mainly reflected production costs from the Holloway Mine in Q2 2019 following a decision to resume operations during the first quarter of the year. Operating cash costs per ounce sold for Q2 2019 averaged $1,085, which compared to $848 in Q2 2018 and $780 the previous quarter. Excluding the impact of the Holloway Mine in the first two quarters of 2019, operating cash costs per ounces sold for Q2 2019 and Q1 2019 averaged $896 and $713, respectively. The increase in operating cash costs per ounce sold in Q2 2019 compared to the previous quarter, excluding Holloway, mainly related to lower average grades, which contributed to reduced sales volumes quarter over quarter. AISC per ounce sold for the Holt Complex averaged $1,576 in Q2 2019 versus $1,262 in Q2 2018 and $1,075 the previous quarter. Excluding the impact of the Holloway mine, AISC per ounce sold in Q2 2019 averaged $1,289, while Q1 2019 AISC per ounce sold averaged $982. Excluding the impact of Holloway, the increase in AISC per ounce sold from the previous quarter mainly reflected higher operating cash costs per ounce sold as well as the impact of higher sustaining capital expenditures at the Holt mine, reflecting increased capital development activities. Royalty expense in Q2 2019 totaled $1.2 million, which compared to $2.1 million in Q2 2018 and $2.2 million in Q1 2019. The reduction in royalty expense from both prior periods largely reflected lower average royalty rates as well as reduced sales and revenues in Q2 2019.

Sustaining capital expenditures in Q2 2019 totaled $10.2 million or $434 per ounce sold, which compared to $8.8 million or $331 per ounce sold in Q2 2018 and $7.5 million or $224 per ounce sold in Q1 2019. The increase in sustaining capital expenditures compared to Q2 2018 reflected $2.7 million of sustaining capital expenditures at the Holloway mine in Q2 2019. The increase from the previous quarter mainly related to higher sustaining capital expenditures at Holloway as well as increased development activities at the Holt and Holloway mines.

For YTD 2019, the Holt Complex produced 55,355 ounces, similar to the 56,415 ounces produced for the same period in 2018. Production at Holt Mine of 30,153 ounces was largely unchanged from 30,387 ounces for YTD 2018. The Taylor Mine produced 22,581 ounces in YTD 2019 compared to 25,995 ounces for YTD 2018, as reduced levels of mill throughput more than offset an

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increase in the average grade year over year. The Holloway Mine produced 2,620 ounces in YTD 2019 versus 33 ounces while on care and maintenance in YTD 2018.

Production costs at the Holt Complex for YTD 2019 totaled $51.9 million, of which $8.4 million related to the Holloway mine. Production costs for YTD 2018 at the Holt Complex, which included production from only the Holt and Taylor mines, totaled $44.2 million. Operating cash costs per ounce sold averaged $906 for YTD 2019 ($789 excluding the impact of the Holloway mine), which compared to $744 for YTD 2018. AISC per ounce sold for YTD 2019 averaged $1,282 ($1,109 excluding the impact of the Holloway mine) versus $1,156 for YTD 2018. Sustaining capital expenditures totaled $17.8 million or $311 per ounce sold for YTD 2019 ($13.8 million or $252 per ounce sold excluding the Holloway mine), which compared to $19.9 million or $335 per ounce sold for YTD 2018. Royalty expense totaled $3.4 million for YTD 2019 versus $4.4 million for YTD 2018.

On February 21, 2019, the Company announced plans to resume operations at the Holloway mine following the completion of a revised royalty with Franco Nevada Corporation. A total of 2,620 ounces were produced at Holloway and processed at the Holt mill during YTD 2019, which resulted from processing 20,244 tonnes at an average grade of 4.2 g/t and average recoveries of 95.2%. Production at Holloway is expected to ramp up during the second half of 2019 and total approximately 20,000 ounces for the full year. Production costs at Holloway for YTD 2019 totaled $8.4 million ($5.3 million in Q2 2019), resulting in operating cash costs per ounce sold of 3,832 ($5,660 in Q2 2019) and AISC per ounce sold of $5,596 ($8,533 in Q2 2019). Unit costs at Holloway are expected to improve significantly during the second half of the year as production volumes increase.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2018, the mine had total reserves of 2.7 million tonnes at an average grade of 31.0 g/t for a total of 2.7 million ounces.

Operating results	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

Total Ore Milled (t)	111,280	121,342	251,464	245,011
Average Grade (g/t)	39.9	20.6	33.8	18.7
Gold Contained (oz)	142,583	80,482	273,185	147,220
Recovery (%)	98.7%	96.2%	98.5%	96.0%
Gold Produced (oz)	140,701	77,462	269,145	141,305
Gold Sold (oz)	133,481	75,100	265,529	136,600
Development metres - operating	197	509	634	1,210
Development metres - capital	1,869	1,804	3,897	3,554
Production costs	$15,954	$17,967	$37,342	$40,989
Operating cash costs per ounce sold(1)	$120	$239	$132	$261
AISC per ounce sold(1)	$318	$538	$316	$555
Total capital expenditures (in thousands)	$44,521	$27,194	$76,444	$47,670

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-33 of this MD&A.

The Fosterville Mine produced 140,701 ounces in Q2 2019, an increase of 82% from 77,462 ounces in Q2 2018 and 10% higher than 128,445 ounces the previous quarter. Production in Q2 2019 resulted from processing 111,280 tonnes at an average grade of 39.9 g/t and average mill recoveries of 98.7%. The growth in production from both prior periods was due to a significant increase in the average grade, which was 94% and 38% higher than in Q2 2018 and Q1 2019, respectively. The strong grade performance in Q2 2019 resulted from increased mining of high-grade stopes in the Swan Zone during the quarter compared to the previous quarter as the stoping front continued to progress deeper into the high-grade sections of the Swan Zone. There were no production stopes from the Swan Zone included in Q2 2018 production. Tonnes processed in Q2 2019 were largely in line with expected levels, with the reduction from both prior periods largely reflecting a focus on maximizing grade in the mine plan. Also contributing to the change in tonnes processed from the previous quarter were changes to stockpile levels, with the

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level of ore stockpiled increasing by approximately 2,000 tonnes in Q2 2019 compared to a drawdown of approximately 10,000 tonnes in Q1 2019.

Fosterville’s production costs in Q2 2019 totaled $16.0 million, which compared to $18.0 million in Q2 2018 and $21.4 million the previous quarter. The change in production costs compared to Q1 2019 mainly reflected changes in gold inventory levels for the two quarters. The mine’s operating cash costs per ounce sold in Q2 2019 were the lowest ever achieved, averaging $120 per ounce sold, a 50% improvement from $239 in Q2 2018 and 17% better than $144 the previous quarter. The improvement from the same period in 2018 largely reflected the significant increase in the average grade following commencement of production from the Swan Zone during the third quarter of 2018. An increase in the average grade also largely accounted for the improvement from the previous quarter. AISC per ounce sold in Q2 2019 averaged $318, a 41% improvement from $538 in Q2 2018 and largely unchanged from $315 in Q1 2019. Sustaining capital expenditures in Q2 2019 totaled $22.9 million ($172 per ounce sold), which compared to $20.4 million ($272 per ounce sold) in Q2 2018 and $18.9 million ($143 per ounce sold) the previous quarter. The increase in sustaining capital expenditures from Q1 2019 mainly related to a planned increase in mobile plant and equipment expenditures in line with delivery schedules.

Production at Fosterville for YTD 2019 totaled 269,145 ounces, an increase of 90% from 141,305 ounces for the same period in 2018. YTD 2019 production resulted from processing 251,464 tonnes at an average grade of 33.8 g/t and average recoveries of 98.5%. The increase from YTD 2018 was mainly due to an 81% improvement in the average grade, largely reflecting the contribution from high-grade stopes in the Swan Zone to YTD 2019 production. Mill throughput for YTD 2019 averaged 1,390 tonnes per day, in line with expected levels and similar to the 1,350 tonnes per day average achieved for YTD 2018.

Fosterville’s production costs for YTD 2019 totaled $37.3 million, which compared to $41.0 million for YTD 2018. Operating cash costs per ounce sold averaged $132 for YTD 2019, a 49% improvement from $261 for YTD 2018, mainly reflecting higher average grades for YTD 2019. AISC per ounce sold for YTD 2019 averaged $316, 43% better than $555 for the same period in 2018. Sustaining capital expenditures for YTD 2019 totaled $41.9 million ($158 per ounce sold), which compared to $36.6 million ($268 per ounce sold) for YTD 2018. The year-over-year increase in sustaining capital expenditures reflected increased levels of underground capital development aimed at accessing high-grade reserves in the Lower Phoenix and Harrier South systems.

Growth projects: Growth capital expenditures at Fosterville for YTD 2019 totaled $25.8 million (excluding capitalized exploration expenditures). Work on growth projects during YTD 2019 focused on establishing new ventilation raises as part of the new ventilation system, drilling of the delivery holes, underground piping installation and concrete work for the filter building related to the new paste fill plant project and the completion of the new water treatment plant, with commissioning of the plant commencing during Q2 2019. A number of smaller projects, including construction of a new power transformer, new refinery and gold room and a thiocyanate destruction plant at the Fosterville mill also continued to move forward during Q2 2019.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 2,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2018 the Company's Mineral Reserves in the Northern Territory totaled 666,000 tonnes at an average grade of 5.0 grams per tonne for 107,000 ounces.

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the Northern Territory in Q2 2019, Q2 2018 or Q1 2019.

Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits within the Northern Territory assets. During Q2 2019, a total of $29.4 million of capitalized and expensed exploration and evaluation expenditures were incurred in the Northern Territory ($49.6 million for YTD 2019). Exploration expenditures during the quarter largely related to the acceleration of advanced exploration work, including increased underground development, in advance of a program of a potential resumption of operations.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

GROWTH AND EXPLORATION

Canada

Exploration expenditures for the Canadian operations YTD 2019 totalled $6.2 million ($3.2 million in Q2 2019). At Macassa, underground drilling during the first half of the year continued to focus on Mineral Resource replacement and expansion. Drilling at Taylor in YTD 2019 targeted additional expansion of mineralization around the Shaft and West Porphyry deposits.

Macassa Mine

In 2019, the Company is planning approximately 90,000 metres of underground drilling at Macassa, using three underground drills, mainly targeting extensions of the SMC to the east, the west and to depth.

Underground drilling during YTD 2019 totaled 37,896 metres from the 5300, 5600 and 5700 levels. An additional 31,585 metres were drilled to test the east and west extents of the SMC from the 5300 and 5700 levels. 5,467 metres were drilled to test the Amalgamated Break from the 5600 and 5700 levels near the 6000 Level and an additional 844 metres of drilling was completed from the 5300 Level to test the Main Break near the former Kirkland Minerals property between the 6000 and 6500 levels, proximal to the location of the #4 shaft.

After completing 379 metres of development drifting in 2018 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 49 metres of development to the east was completed during YTD 2019. Development to the west on the 5300 Level had advanced 370 metres as of the end of December 31, 2018, with an additional 221 metres of development being completed during YTD 2019.

On May 2, 2019, the Company announced new high-grade intersections from underground drilling at Macassa. The results highlighted the potential for Mineral Resource growth to the east, west and at depth around the SMC, and also included identification of high-grade mineralization in separate areas along the Amalgamated Break. The new drill results included high-grade intersections up to 60 metres to the east of the SMC and 250 metres to the west of the SMC’s current Mineral Resources. The Lower SMC was also expanded to depth. The two areas of high-grade mineralization identified along the Amalgamated Break were deemed significant, given the considerable exploration potential that exists along this Break, with only limited past drilling having been completed.

In 2019, the Company is also planning approximately 4,000 metres of surface drilling focusing on shallower outbound targets near the Macassa mine site.

Taylor Mine

For 2018, the Company completed 64,187 metres of surface and underground exploration drilling (60,667metres from surface and 3,520 metres from underground) at the Taylor Mine. Exploration drilling during the year continued to focus on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

In 2019, the Company is planning approximately 53,000 metres of surface and underground drilling (36,000 metres from surface and 18,000 metres from underground). Underground drilling in 2019 is mainly focusing on areas down dip of the known deposits. Surface drilling is targeting areas to the east of the known deposits.

During YTD 2019, a total of 11,515 metres of surface and underground drilling was completed, mainly focused on area along strike and to depth of existing deposits at the Taylor mine.

Regional Exploration

In 2019, the Company is planning approximately 43,000 metres of exploration drilling on a variety of targets at the Nighthawk, Golden Highway and Holloway West properties. During YTD 2019, a total of 26,479 metres was completed.

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Australia

In 2019, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures (including capitalized exploration) during YTD 2019 totaled $66.1 million.

Fosterville Mine

An aggressive program of exploration and definition drilling and development is planned in 2019. The program involves work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, work is continuing on the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfield exploration work on a numbers of targets within Fosterville’s existing exploration licenses. Exploration expenditures at Fosterville for YTD 2019 totaled $16.5 million.

During YTD 2019, a total of 68,950 metres of drilling were completed using up to six surface drills and eight underground drills. Underground drilling during the second quarter largely focused on the Lower Phoenix and Harrier systems and targeted extensions to known mineralization in support of future Mineral Resource growth.

In March 2019, Fosterville’s mining license was increased substantially as a result of extensions granted by the Victorian Government. As a result of the extensions, Fosterville’s mining license now covers approximately 28.5 km2 compared to approximately 17.2 km2 previously. The mining license extensions were sought by Fosterville in support of planned exploration work to fully evaluate the Mineral Resource growth potential of the Harrier South and Robbin’s Hill targets. Drilling of these targets, where high-grade, visible-gold bearing quartz veins have been intersected, is an important component of Fosterville’s 2019 exploration program.

Underground drilling in the second half of 2019 will continue to be focused on the immediate down plunge extensions of the Lower Phoenix and Harrier systems, as well as on other growth targets contained within the mine lease. In mid June 2019, regulator approval was received to commence growth development into the newly-granted mine lease extension zone. As a result, work commenced on a westerly directed development drift required to establish a suitable drill platform position to target the prospective down dip extensions of the Harrier system. The two hundred metre development drift, which extends to the west of the existing H4490DD development, was nearing completion as of July 30, 2019, with drilling scheduled to commence from this platform in early August. Once established, the drill platform will allow for effective targeting of the Harrier Base mineralised structure at depth where it transects an anticline axial plane.

Surface drilling at the Robbin’s Hill target continued during Q2 2019 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and continued to return sulfide and visible-gold bearing mineralized intercepts. Drilling will continue at Robbin’s Hill throughout H2 targeting down plunge extensions of defined mineralisation. Step-out drilling is also planned between the Robbin’s Hill and Phoenix / Lower Phoenix resources to better understand the geological framework and resource growth potential in this poorly explored zone.

Work on the LODE program in Q2 2019 largely focused on geophysical surveys, including Airborne Gravity, over areas within the exploration licence (“EL”) 006502 and parts of EL3539, with the survey providing data sufficient to generate and rank regional-scale target areas. Airborne electromagnetic surveys of EL006502 and EL006504 were completed during Q2 2019 and included data collection from over 3,800-line kilometres. In addition, regional geochemical soil sampling commenced in June on tenement EL006502, and will continue through the third quarter of 2019.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued exploration work with a focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards a decision of resumption of mining and milling operations.

An extensive program of surface and underground exploration was completed in 2018 in the Northern Territory, involving approximately 114,700 metres of drilling using as many as four diamond underground rigs, two diamond surface rigs and one reverse circulation percussion rig. On April 30, 2018, the Company announced that high-grade, visible-gold bearing mineralization

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

had been intersected 1,000 metres below surface down-plunge of former producing open pits at Union Reefs, the location of the Company’s processing facility. The results highlighted the potential that exists to establish additional sources of gold production in the Northern Territory. During the third quarter of 2018, drilling from the 920 and 610 exploration drifts commenced into the Lantern Deposit. On November 5, 2018, the Company reported additional high-grade, visible-gold bearing mineralization at the Lady Alice Deposit at Union Reefs and also announced the discovery of high-grade mineralization at depth to the south of the existing Mineral Resources at Union Reefs. On December 11, 2018, the Company announced that work in the Northern Territory was moving to the advanced exploration phase, with a focus on a potential restart of mining and milling operations as early as the second half of 2019.

In 2019, a total of approximately 127,000 metres of surface and underground drilling and development is planned in the Northern Territory. At the Cosmo mine, drilling and development are being completed to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, surface drill programs are being completed at Union Reefs and Pine Creek in support of Mineral Resource growth and definition. Total exploration expenditures for YTD 2019, including capitalized exploration, totaled $49.6 million.

A key component of the Northern Territory work program since April 2018 has been the establishment of three exploration drifts from the existing Cosmo underground development (ramp) into the Lantern Deposit. To date, approximately 3,670 m of development has been completed on the 920 m, 730 m and 610 m levels, with drifts on all three levels having cross-cut several of the Lantern mineralized lodes. An additional 314 m of lateral development along mineralization was completed on the upper two levels of the Lantern mineralization, and another 174m was driven along other mineralization at Cosmo.

During Q1 2019, the Company commenced a bulk sampling program at Lantern, which continued through the end of the second quarter. To date, a total of 31,936 tonnes of Lantern mineralization has been taken to the Cosmo run of mine (“ROM”) surface pad. The material has an approximate average grade of 2.28 g/t Au, as calculated from underground face sampling and truck sample results. This material mined includes a portion of lower-grade mineralization that could be processed during a potential restart period at the mill, to ensure that higher-grade ore is processed efficiently and when the mill has achieved a steady state of production. An additional 21,581 tonnes at an average of 3.03 g/t Au of Cosmo mineralization has been also trucked to surface during the same period. This material was previously accessed when mining was suspended in 2017. In June, some of the Cosmo material was transported to Union Reefs and would be processed through the Union Reefs mill as part of a potential restart of mining and milling operations.

During Q2 2019, Kirkland Lake Gold submitted a Notice of Intent for developing a decline at Union Reefs to access mineralization and to construct an underground drill platform at the Prospect Deposit. The Mineral Reserves at Prospect are approximately 276,000 tonnes @ 4.4 g/t Au for 39,200 ounces of gold (as tabulated in NI 43-101 Technical Report dated Dec 31, 2016). Drilling previously reported for Union Reefs shows mineralization continuing to depths of around 1,000 metres below the Prospect Deposit. Kirkland Lake Gold continues to work with the NT Government Regulators towards receiving approval for the decline as the Union Reefs mining area is seen as an important deposit for the NT Operations.

During YTD 2019 a total of 70,766 metres of drilling was completed in the NT. Drilling over the remainder of 2019 will focus on the Lantern deposit at Cosmo and at Prospect, Temple, Millars, and Crosscourse at Union Reefs, as well as at the Gandys target at Pine Creek. Pine Creek is approximately 12 km south from the Union Reefs mill.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at June 30, 2019, Kirkland Lake Gold had a positive working capital balance of $273.9 million, including a cash balance of $469.4 million, which compares to a working capital of $205.3 million and cash of $332.2 million at December 31, 2018. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

In the second half of 2019, the Company expects to make income tax instalments of $38.9 million, which is based upon the taxable income generated in 2018.  The Company’s 2019 taxable income is expected to be higher as compared to 2018 due to the absence of loss carry-forwards to shelter the taxable income generated in 2019, as the loss carry-forwards generated in Australia will have been fully utilized.  Any remaining tax instalments for 2019 will be paid in the first half of 2020, with the largest instalment expected to be paid in Q2 2020.

Cash Flow Analysis

The Company generated $178.4 million and $120.9 million in net cash provided by operating activities during Q2 2019 and Q2 2018, respectively. The increase in net cash provided by operating activities in Q2 2019 compared to Q2 2018 mainly reflected a 31.0% increase in gold sales driven by higher gold sales volume and a $19 per ounce increase in the average realized gold price per ounce sold, to $1,320 in Q2 2019 versus $1,301 in Q2 2018.

For Q2 2019, net cash used in investing activities was $102.3 million, as compared to $75.8 million for Q2 2018. Mineral property expenditures were $65.1 million and $33.4 million for Q2 2019 and Q2 2018, respectively, with $60.2 million and $26.8 million spent on plant and equipment during those same periods. The increase in net cash used in investing activities in Q2 2019 mainly reflects increased growth capital expenditures as the Company has advanced key growth projects at Macassa for the #4 Shaft project and in the Northern Territory. Offsetting the impact of higher capital expenditures on net cash used in investing activities was the release of $22.4 million of previously-restricted cash reflecting changes in security requirements related to rehabilitation performance guarantees.

For Q2 2019, net cash used in financing activities was $20.2 million, with $12.8 million used to repurchase 0.4 million common shares through the Company’s NCIB and $6.3 million of cash used for dividend payments.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2019, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at July 30, 2019	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	210,189,007	—
Issued: Stock options	381,162	C$4.68
Issued: Restricted share units	540,479	—
Issued: Performance share units	511,419	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2018 and the condensed consolidated interim financial statements for the three and six months ended June 30, 2019.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2018.

	2019		2018
	Three Months Ended
(in thousands except per share amounts)	June 2019	March 2019	December 2018	September 2018
Revenue	$281,267	$304,912	$280,320	$222,701
Earnings before income taxes	$152,432	$159,589	$149,336	$82,977
Net earnings	$104,195	$110,146	$106,535	$55,885
Basic earnings per share	$0.50	$0.52	$0.51	$0.27
Diluted earnings per share	$0.49	$0.52	$0.50	$0.26

	2018		2017
	Three Months Ended
(in thousands except per share amounts)	June 2018	March 2018	December 2017	September 2017
Revenue	$214,653	$198,237	$212,364	$176,709
Earnings before income taxes	$90,109	$71,888	$46,088	$65,735
Net earnings	$61,486	$50,037	$40,980	$43,742
Basic earnings per share	$0.29	$0.24	$0.20	$0.21
Diluted earnings per share	$0.29	$0.24	$0.20	$0.20

Revenue in Q2 2019 totaled $281.3 million, an increase of $66.6 million or 31% from Q2 2018 and $23.6 million or 8% decrease from the previous quarter. The increase in revenue from Q2 2018 reflected a 29% increase in gold sales to 212,091 ounces, which had a $62.2 million favourable impact on revenue compared to Q2 2018. Also contributing to higher revenue was a $4.0 million favourable variance arising from a 1% increase in the average realized price, to $1,320 per ounce from $1,301 per ounce in Q2 2018. Compared to the previous quarter, a 9% decrease in sales volumes, from 232,929 ounces in Q1 2019, had a $27.2 million unfavourable impact on revenue quarter over quarter, while a 1% increase in the average realized price from $1,307 per ounce in the previous quarter contributed $3.0 million to the increase in revenue versus Q1 2019.

Net earnings in Q2 2019 totaled $104.2 million ($0.50 per basic share) an increase of $42.7 million or 69% from $61.5 million ($0.29 per basic share) in Q2 2018. The increase from Q2 2018 reflected strong revenue growth and improved unit costs compared to the same period a year earlier. Q2 2019 net earnings compared to net earnings of $110.1 million ($0.52 per basic share) in Q1 2019 reflecting a 5% decrease in earnings from mine operations, driven by lower revenue. Offsetting the impact of lower revenue was a decrease in production costs, depletion and depreciation, and royalty expense. There was also a $5.4 million other loss in Q2 2019 versus other loss of $2.1 million in Q1 2019.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2018, for additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

RELATED PARTY TRANSACTIONS

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during the six months ended June 30, 2019, in which the total expense was $0.1 million (year ended December 31, 2018 - $0.2 million).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 4 of the Consolidated Financial Statements for the year ended December 31, 2018.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2018. Any changes in accounting policies adopted by the Company in Q2 2019 are disclosed in note 3 of the accompanying interim financial statements.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Three Months Ended March 31, 2019	Six Months ended June 30, 2019	Six Months Ended June 30, 2018
Net cash provided by operating activities	$178,378	$120,912	$174,364	$352,742	$210,549
Mineral property additions	(65,140)	(33,436)	(40,530)	(105,670)	(63,620)
Plant and equipment (1)	(60,201)	(17,920)	(38,710)	(100,985)	(36,068)
Additions to other long-term assets	—	(8,904)	(2,074)	—	—
Free cash flow	$53,037	$60,652	$93,050	$146,087	$110,861

(1)	Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Three Months Ended March 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Sustaining capital	$49,790	$44,073	$41,955	$91,745	$86,168
Growth capital(1)	86,700	20,554	74,053	160,753	27,093
Total capital expenditures	$136,490	$64,627	$116,008	$252,498	$113,261
Finance leases related to IFRS 16	538	—	2,412	2,950	—
Total additions and CIP per financial statements	$137,028	$64,627	$118,420	$255,448	$113,261

(1)	Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The Company has not restated the 2018 AISC comparatives to reflect the impact of IFRS 16, Leases ("IFRS 16") consistent with the modified retrospective approach adopted by the Company for financial statement purposes upon transition to the new leasing standard effective January 1, 2019. If the Company had applied IFRS 16 in the comparative periods, it would not have resulted in a material impact to the 2018 consolidated or site-by-site AISC comparatives.

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and six months ended June 30, 2019 and 2018:

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Three months ended June 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,635	$24,572	$50,207	$15,954	$—	$15,954	$—	$66,161
Share-based compensation	(30)	(38)	(68)	—	—	—	—	(68)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	25,605	24,534	50,139	15,954	—	15,954	—	66,093
Royalty expense	1,179	2,116	3,295	3,421	—	3,421	—	6,716
Share-based compensation	30	38	68	—	—	—	2,377	2,445
Rehabilitation and remediation	43	48	91	127	17	144	—	235
General and administrative expense	—	—	4,247	—	—	4,106	1,401	9,754
Sustaining capital[1]	10,242	16,607	26,849	22,941	—	22,941	—	49,790
Sustaining leases[2]	88	3	91	5	33	38	97	226
AISC	$37,187	$43,346	$84,780	$42,448	$50	$46,604	$3,875	$135,259
Ounces of gold sold	23,600	55,010	78,610	133,481	—	133,481	—	212,091
Operating cash cost per ounce sold	$1,085	$446	$638	$120	$—	$120	$—	$312
Sustaining capital expenditures per ounce sold	$434	$302	$342	$172	$—	$172	$—	$235
AISC per ounce sold	$1,576	$788	$1,078	$318	$—	$349	$—	$638

(1)	Sustaining capital in Q2 2019 excludes capital costs associated with finance leases that were recognized in the quarter.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

Six months ended June 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$51,868	$46,991	$98,859	$37,342	$—	$37,342	$—	$136,201
Share-based compensation	(63)	(80)	(143)	—	—	—	—	(143)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	51,805	46,911	98,716	35,028	—	35,028	—	133,744
Royalty expense	3,398	4,656	8,054	6,946	—	6,946	—	15,000
Stock-based compensation	63	80	143	—	—	—	5,827	5,970
Rehabilitation and remediation	86	96	182	166	49	215	—	397
General and administrative expense	—	—	5,575	—	—	4,958	7,870	18,403
Sustaining capital[1]	17,764	32,124	49,888	41,857	—	41,857	—	91,745
Sustaining leases[2]	176	6	182	5	55	60	194	436
AISC	$73,292	$83,873	$162,740	$84,002	$104	$89,064	$13,891	$265,695
Ounces of gold sold	57,176	122,315	179,491	265,529	—	265,529	—	445,020
Operating cash cost per ounce sold	$906	$384	$550	$132	$—	$132	$—	$301
Sustaining capital expenditures per ounce sold	$311	$263	$278	$158	$—	$158	$—	$206
AISC per ounce sold	$1,282	$686	$907	$316	$—	$335	$—	$597

(1)	Sustaining capital in YTD 2019 excludes capital costs associated with finance leases that were recognized in the period.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

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Three Months Ended June 30, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$22,483	$26,044	$48,527	$17,967	$—	$17,967	$—	$66,494
Share-based compensation	(30)	(52)	(82)	—	—	—	—	(82)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	22,453	25,992	48,445	17,967	—	17,967	—	66,412
Royalty expense	2,132	2,080	4,212	2,005	—	2,005	—	6,217
Share-based compensation	30	52	82	—	—	—	1,633	1,715
Rehabilitation and remediation	36	33	69	48	42	90	—	159
General and administrative expense	—	—	402	—	—	—	5,433	5,835
Sustaining capital	8,761	14,908	23,669	20,404	—	20,404	—	44,073
AISC	$33,412	$43,065	$76,879	$40,424	$42	$40,466	$7,066	$124,411
Ounces of gold sold	26,480	62,725	89,205	75,100	—	75,100	—	164,305
Operating cash cost per ounce sold	$848	$414	$543	$239	$—	$239	$—	$404
Sustaining capital expenditures per ounce sold	$331	$238	$265	$272	$—	$272	$—	$268
AISC per ounce sold	$1,262	$687	$862	$538	$—	$539	$—	$757

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

Six months ended June 30, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$44,240	$52,748	$96,988	$40,989	$—	$40,989	$—	$137,977
Share-based compensation	(60)	(105)	(165)	—	—	—	—	(165)
Purchase price allocation	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	44,180	52,643	96,823	35,603	—	35,603	—	132,426
Royalty expense	4,443	4,183	8,626	3,609	—	3,609	—	12,235
Stock-based compensation	60	105	165	—	—	—	3,462	3,627
Rehabilitation and remediation	72	66	138	96	88	184	—	322
General and administrative expense	—	—	402	—	—	—	12,364	12,766
Sustaining capital	19,905	29,693	49,598	36,570	—	36,570	—	86,168
AISC	$68,660	$86,690	$155,752	$75,878	$88	$75,966	$15,826	$247,544
Ounces of gold sold	59,380	116,088	175,468	136,600	—	136,600	—	312,068
Operating cash cost per ounce sold	$744	$453	$552	$261	$—	$261	$—	$424
Sustaining capital expenditures per ounce sold	$335	$256	$283	$268	$—	$268	$—	$276
AISC per ounce sold	$1,156	$747	$888	$555	$—	$556	$—	$793

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended March 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$26,233	$22,419	$48,652	$21,388	$—	$21,388	$—	$70,040
Share-based compensation	(33)	(42)	(75)	—	—	—	—	(75)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	26,200	22,377	48,577	19,074	—	19,074	—	67,651
Royalty expense	2,219	2,540	4,759	3,525	—	3,525	—	8,284
Share-based compensation	33	42	75	—	—	—	3,401	3,476
Rehabilitation and remediation	43	48	91	39	32	71	—	162
General and administrative expense	—	—	1,328	—	—	852	6,518	8,698
Sustaining capital	7,522	15,517	23,039	18,916	—	18,916	—	41,955
Sustaining leases	88	3	91	—	22	22	97	210
AISC	$36,105	$40,527	$77,960	$41,554	$54	$42,460	$10,016	$130,436
Ounces of gold sold	33,576	67,305	100,881	132,048	—	132,048	—	232,929
Operating cash cost per ounce sold	$780	$332	$482	$144	$—	$144	$—	$290
Sustaining capital expenditures per ounce sold	$224	$231	$228	$143	$—	$143	$—	$180
AISC per ounce sold	$1,075	$602	$773	$315	$—	$322	$—	$560

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Three Months Ended March 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Revenue	$281,267	$214,653	$304,912	$586,179	$412,890
Silver	(355)	—	(162)	(516)	—
Foreign exchange impact	(890)	(851)	(376)	(1,266)	(2,123)
Realized Revenue	$280,023	$213,802	$304,374	$584,397	$410,767
Ounces sold	212,091	164,305	232,929	445,020	312,068
Average realized price per ounce sold	$1,320	$1,301	$1,307	$1,313	$1,316

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Three Months Ended March 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Net earnings	$104,195	$61,486	$110,146	$214,341	$111,523
Loss (gain) on warrant investment	865	2,660	53	918	965
PPA adjustment on inventory(1)		—	2,314	2,314	5,386
Severance payments	803	—	436	1,239	—
Income tax related to above adjustments	(327)	(705)	(817)	(1,144)	(1,872)
Adjusted net earnings	$105,536	$63,441	$112,132	$217,668	$116,002
Weighted average shares outstanding - basic ('000s)	210,088	211,032	210,193	210,138	211,123
Adjusted net earnings per share	$0.50	$0.30	$0.53	$1.04	$0.55

(1)	Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Three Months Ended March 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Net earnings	$104,195	$61,486	$110,146	$214,341	$111,523
Add back:
Finance costs	307	1,121	703	1,010	1,831
Depletion and depreciation	33,064	32,484	41,300	74,364	60,432
Current income tax expense	35,291	10,526	40,921	76,212	15,672
Deferred income tax expense	12,946	18,097	8,522	21,468	34,802
EBITDA	$185,803	$123,714	$201,592	$387,395	$224,260

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at June 30, 2019	As at December 31, 2018
Current assets	$539,695	$397,912
Current liabilities	265,815	192,627
Working capital	$273,880	$205,285

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Kirkland Lake Gold’s Management team, including the CEO and CFO, are responsible for maintaining adequate internal controls over financial reporting and disclosure controls and procedures as described in the 2018 MD&A.

Due to their inherent limitations, internal controls over financial reporting and disclosure controls and procedures can provide only reasonable, not absolute, assurance that all misstatements will be prevented or detected. These inherent limitations include, among other, the risk of judgments in decision making being faulty, or changes in conditions or the degree of compliance with the controls, rendering them ineffective.

There were no changes to the Company’s internal controls during Q2 2019 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating or technical difficulties), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant and water treatment facility at the Fosterville Mine, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Q2 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services, Eric Kallio, P.Geo, Senior Vice President, Exploration and Ian Holland, FAusIMM, Vice President, Australian Operations. Ms. Vaz, Mr. Kallio and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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